SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

February 19, 2010

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention: Lauren Nguyen

Re:	Churchill Downs Incorporated

Registration Statement on Form S-4

Filed on December 24, 2009, as amended by Amendment No. 1 filed on January 29, 2010

File No. 333-164008

Dear Ms. Nguyen:

On behalf of our client, Churchill Downs Incorporated (“CDI”), and on behalf of Youbet.com, Inc. (“Youbet”), set forth below are the responses of CDI and Youbet to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), contained in the Staff’s letter, dated February 12, 2010, concerning the above-referenced Registration Statement on Form S-4 (the “Form S-4”). CDI submitted to the Commission today, via EDGAR, Amendment No. 2 to the Form S-4 (“Amendment No. 2”), including, where necessary, additional information or amendments requested by the Staff. To assist the Staff in reviewing Amendment No. 2, we are sending via Federal Express a copy of this letter and copies of Amendment No. 2, which have been marked to show changes from the Amendment No. 1 to Form S-4 as filed with the Commission on January 29, 2010 (“Amendment No. 1”), as well as certain supplemental information which was requested by the Staff and which CDI and Youbet have agreed to provide as noted in the responses below.

With respect to the Staff’s comments relating to Youbet or its financial advisor, all of the responses to such comments have been provided by Youbet.

The responses below follow the sequentially numbered comments from the Staff’s letter of February 12, 2010. All page references in the responses set forth below refer to page numbers

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

February 19, 2010

in Amendment No. 2. Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

Registration Statement on Form S-4

Risk Factors, page 27

1.	Refer to the discussion of goodwill and intangible assets on page 29. Based upon Notes 6(D) and 6(E) to the Pro Forma Financial Statements, it appears that the approximate amount of goodwill and “indefinite-lived” intangible assets is $90.6 million. Please revise and advise as appropriate.

The disclosure in Amendment No. 2 has been modified in response to this comment. Please see page 29 of Amendment No. 2.

CDI depends on agreements with its horsemen, page 36

2.	We note your response to prior comment 15 and reissue in part. Revise to indicate the dates when CDI’s agreements with horsemen expired so that investor may better access the risk.

The disclosure in Amendment No. 2 has been modified in response to this comment. Please see page 42 of Amendment No. 2.

The Merger, page 58

Background of the Merger, page 58

3.	We note your response to prior comment 19 and reissue in part. Revise to disclose the number of interested third parties who Moelis and Youbet management contacted and engaged in discussion in June and July of 2009.

The disclosure in Amendment No. 2 has been modified in response to this comment. Please see page 67 of Amendment No. 2.

Recommendation of the Youbet Board of Directors and Its Reasons for the Merger, page 77

4.

We note your response to comment 21 and reissue. The factors supporting or not supporting the merger must be explained in enough detail for investors to understand. Conclusory statements or listing of generalized areas of consideration, such as “the financial performance and conditions, assets, liabilities, business

Securities and Exchange Commission

February 19, 2010

operations and prospects of Youbet” or “the historical and current market prices of Youbet common stock and CDI common stock” are not acceptable. Please provide an explanation, where necessary, of how these bullet points either supported or did not support approving this merger.

The disclosure in Amendment No. 2 has been modified in response to this comment. Please see pages 77 and 78 of Amendment No. 2.

Precedent Transactions Analysis, page 83

5.	Please disclose the reasons for excluding the Provide Commerce transaction which was deemed an outlier.

The disclosure in Amendment No. 2 has been modified in response to this comment. Please see page 85 of Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Information, page 123

6.	You state, on page 40, that CDI’s customers depend on information provided by United Tote and that you rely on their computer systems to ensure the integrity of CDI’s wagering process. We assume that there are no intercompany transactions that require elimination. Please confirm or advise under separate cover.

CDI is providing to the Staff under separate cover on a supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, a response to this comment. In accordance with such Rule, CDI requests that these materials be returned promptly following completion of the Staff’s review thereof.

7.	We note your disclosure made in response to our prior comment 31 regarding the bonus entitled to be received by Youbet’s Chief Financial Officer in connection with the merger. Please expand to also disclose the amount of such bonus. See your revision on page 98 under “Bonuses to be Paid in Connection with the Merger.”

The disclosure in Amendment No. 2 has been modified in response to this comment. Please see pages 100 and 101 of Amendment No. 2.

Exhibit 99.3

8.	Please provide an updated consent from Moelis to include the references to the opinion in “Summary—Opinion of Youbet’s Financial Advisor” and “The Merger—Opinion of Youbet’s Financial Advisor.”

Securities and Exchange Commission

February 19, 2010

An updated consent from Moelis has been filed in response to this comment. Please see Exhibit 99.3 to Amendment No. 2.

Other

9.

Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X. In this regard, as CDI is an accelerated filer and appears to meet all of the conditions of Rule 3-01(c) of Regulation S-X, the third quarter ended September 30, 2009 interim financial statements of CDI included in the Form S-4 are considered current through the 75th day after the December 31, 2009 fiscal year end (i.e., current through March 16, 2010). To the extent the December 31, 2009 audited financial statements of CDI become available prior to effectiveness of the Form S-4, they must be included in the filing. Please also note that due to CDI meeting the conditions of Rule 3-01(c) of Regulation S-X, Youbet’s financial statement updating requirements are the same as CDI (i.e., Youbet’s third quarter ended September 30, 2009 interim financial statements are current through March 16, 2010).

CDI and Youbet each confirms that they continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Accountants’ Consents

10.	Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Currently dated accountants’ consents have been filed as Exhibits 23.1 and 23.2, respectively, with Amendment No. 2. CDI and Youbet each confirms that manually signed consents will be kept on file for five years.

*  *  *

Securities and Exchange Commission

February 19, 2010

CDI and Youbet believe that the foregoing has been responsive to the Staff’s comments.

CDI will submit to the Staff the requested letter at the time that it requests acceleration of the effectiveness of the Form S-4.

If you have any questions related to this letter, please contact Brian J. Fahrney of Sidley Austin LLP at (312) 853-2066 or Matthew G. McQueen of Sidley Austin LLP at (312) 853-1097. Please send any further comments via facsimile to Brian J. Fahrney and Matthew G. McQueen at (312) 853-7036.

Very truly yours,

/s/ Brian J. Fahrney
Brian J. Fahrney

cc:	Rebecca C. Reed, Churchill Downs Incorporated

Daniel Perini, Youbet.com, Inc.

Matthew G. McQueen, Sidley Austin LLP

Jon A. Ballis, Kirkland & Ellis LLP

James S. Rowe, Kirkland & Ellis LLP

Theodore A. Peto, Kirkland & Ellis LLP

Steve Wolosky, Olshan Grundman Frome Rosenzweig & Wolosky LLP

Yeuhda Markovits, Olshan Grundman Frome Rosenzweig & Wolosky LLP